CNIT Chairman/CEO in Private Purchase of 1 Million Company Shares

Shenzhen, China--(Newsfile Corp. - June 9, 2017) - China Information Technology, Inc. (Nasdaq: CNIT), a provider of cloud-app technologies for Internet-of-Things (IoT) platforms and internet-based ad distribution and ad screen sharing systems in China, today announced that chairman and CEO, Mr. Jianghuai Lin, has purchased 1 million ordinary shares of the company in a private transaction at a price of $1.20 per share.

This purchase is apart and separate from Mr. Lin's share purchase plan, announced November 10, 2016, to purchase $1 million worth of the company's ordinary shares over a one-year period.

Subsequent to this purchase, Mr. Lin now owns a total of 16,886,534 CNIT ordinary shares, or approximately 42 percent of the company's shares outstanding.

Mr. Lin said that his new purchase reflects his "strong optimism" on the potential future value of the company's shares.

CNIT closed at $0.98 in Nasdaq trading yesterday.

About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com

or

Eisenberg Communications
Jimmy Caplan
Tel: +512-329-9505
Email: jimmycaplan@me.com

Media Relations:
Rick Eisenberg
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Email: eiscom@msn.com